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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                SCHEDULE 13E-3
                               (AMENDMENT NO. 2)

                       RULE 13E-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             --------------------

                             CITIZENS CORPORATION
                             (Name of the Issuer)

                        ALLMERICA FINANCIAL CORPORATION
                       CITIZENS ACQUISITION CORPORATION
                      (Name of Persons Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)
                                01-174533 10 9
                     (CUSIP Number of Class of Securities)

                              JOHN F. KELLY, ESQ.
                              440 LINCOLN STREET
                        WORCESTER, MASSACHUSETTS  01653
                                (508) 855-1000
                     (Name of Person Authorized to Receive
                     Notices on Behalf of Filing Persons)

                                   Copy to:
                            LAUREN I. NORTON, ESQ.
                                 ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                         BOSTON, MASSACHUSETTS  02110
                                (617) 951-7000

This statement is filed in connection with (check the appropriate box):
a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [_] The filing of a registration statement under the Securities Act of 1933.
c.  [X]  A tender offer.
d.  [_]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

                           CALCULATION OF FILING FEE

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  Transaction Value*                                    Amount of Filing Fee
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   $195,938,925.00                                           $39,187.79
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* For purposes of calculating the fee only. This amount assumes the purchase of 5,892,900 shares of common stock, par value $.01 per share, of Citizens Corporation at $33.25 net in cash per share, which represents all outstanding shares at October 30, 1998 not owned directly or indirectly by the persons filing this statement. The amount of the filing fee calculated in accordance with Rule 0-11 equals 1/50th of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $39,187.79                    Filing Parties: Allmerica Financial Corporation and
                                                                      Citizens Acquisition Corporation
Form or Registration No.: Schedule 14D-1              Date Filed: November 2, 1998 and November 17, 1998
                          and Amend. No. 2 thereto

                                 INTRODUCTION

     Allmerica Financial Corporation ("AFC") and Citizens Acquisition Corporation (the "Purchaser") hereby amend and supplement their Rule 13e-3 Transaction Statement (the "Schedule 13E-3") originally filed on November 2, 1998 and as amended, with respect to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Citizens Corporation, a Delaware corporation ("Citizens") that AFC does not already own. The Purchaser has increased the price at which it is offering to purchase the Shares from $29.00 per Share to $33.25 per Share, net to the seller in cash, without interest (as so amended, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 2, 1998 (the "Offer to Purchase"), the Supplement to the Offer to Purchase dated November 17, 1998 (the "Supplement") and in the related Letter of Transmittal and Revised Letter of Transmittal (which collectively constitute the "Offer"), copies of which are filed as Exhibits (d)(1), (d)(2), (d)(9) and (d)(10) hereto, respectively. Capitalized terms used herein but not defined are used as defined in the Schedule 13E-3.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (c)-(d) Items 1(c) and 1(d) of the Schedule 13E-3 are amended and supplemented to incorporate by reference the information set forth in the Supplement under "The Amended Offer--Price Range of Shares; Dividends."

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         Item 3 of the Schedule 13E-3 is amended and supplemented to incorporate by reference the information set forth in the Supplement under "Special Factors--Background."

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) Item 4(a) of the Schedule 13E-3 is amended and supplemented to incorporate by reference the information set forth in the Supplement under "The Amended Offer--Amended Terms of the Offer" and "The Amended Offer--Procedures for Tendering Shares."

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) Item 6(a) of the Schedule 13E-3 is amended and supplemented to incorporate by reference the information set forth in the Supplement under "The Amended Offer--Source and Amount of Funds."


         (c) Item 6(c) of the Schedule 13E-3 is amended and supplemented to incorporate by reference the information set forth in the Supplement under "The Amended Offer--Source and Amount of Funds."

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(b) Items 8(a) and 8(b) of the Schedule 13E-3 are amended and supplemented to incorporate by reference the information set forth in the Supplement under "Special Factors--Fairness of the Transaction."

         (d)-(e) Items 8(d) and 8(e) of the Schedule 13E-3 are amended and supplemented to incorporate by reference the information set forth in the Supplement under "Special Factors--Background" and "Special Factors--Fairness of the Transaction."

ITEM 14.  FINANCIAL INFORMATION.

          (a) Item 14(a) of the Schedule 13E-3 is amended and supplemented to incorporate by reference the information set forth in the Supplement under "The Amended Offer--Selected Financial Information of Citizens."

ITEM 16.  ADDITIONAL INFORMATION.

          Additional information concerning the Transaction is set forth in the Supplement and is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 of the Schedule 13E-3 is amended and supplemented to add the following exhibits:

          (a)(1) Commitment Letter dated November 9, 1998 among The Chase Manhattan Bank, AFC and the Purchaser.

          (d)(9) Supplement dated November 17, 1998 to the Offer to Purchase.

          (d)(10) Revised Letter of Transmittal.

          (g)(6) Complaint filed in Hunter v. O'Brien, et al. (Civil Action No. 16772, Delaware Court of Chancery).

          (g)(7) Memorandum of Understanding dated November 16, 1998, with respect to the settlement of certain lawsuits naming AFC and others as defendants.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 17, 1998            ALLMERICA FINANCIAL CORPORATION


                              By:          /s/ Edward J. Parry, III
                                  ----------------------------------------------
                                  Name:    Edward J. Parry, III
                                  Title:   Vice President, Treasurer and
                                           Chief Financial Officer


                                    CITIZENS ACQUISITION CORPORATION


                              By:           /s/ Edward J. Parry, III
                                  ----------------------------------------------
                                  Name:     Edward J. Parry, III
                                  Title:    President and Treasurer

                                 EXHIBIT INDEX

                                    Exhibits
                                    --------

     (a)(1) Commitment Letter dated November 9, 1998 among The Chase Manhattan Bank, AFC and the Purchaser.

     (d)(9)  Supplement dated November 17, 1998 to the Offer to Purchase.

     (d)(10) Revised Letter of Transmittal.

     (g)(6) Complaint filed in Hunter v. O'Brien, et al. (Civil Action No. 16772, Delaware Court of Chancery).

     (g)(7) Memorandum of Understanding dated November 16, 1998, with respect to the settlement of certain lawsuits naming AFC and others as defendants.